FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com
	July 15, 2009	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM		CLIENT/MATTER NUMBER 068916-0101

Mr. Vince DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amended Registration Statement on Form N-1A (adding Leuthold Global Clean Technology Fund) (adding Leuthold Hedged Equity Fund) (Filed on May 8, 2009)

Dear Mr. DiStefano:

        On behalf of our client, Leuthold Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-09094), set forth below are responses to the oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced amdended registration statement (the “Registration Statement”). The comments were provided by Vince DiStefano at (202) 551-6965. Leuthold Funds, Inc. is currently comprised of seven portfolios and filed the Registration Statement to add two new portfolios, the Leuthold Global Clean Technology Fund and the Leuthold Hedged Equity Fund (collectively, the “Funds”). The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

        If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

        1.     In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

July 15, 2009

        Response: We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

        2.     The disclosure for the Leuthold Global Clean Technology Fund indicates that the Fund will invest in securities from international markets. Please define what the Fund means by “international markets.” Also, please indicate in the Prospectus whether the Fund intends to invest in either emerging markets or commodities, if the Fund anticipates that investments in either will be a principal investment strategy.

Response: As requested, the Fund has revised the Prospectus to indicate what it means by “international markets” and to indicate that it may invest in emerging markets, as provided below (see also response number 4 below). The Fund has not included a reference to commodities in the Prospectus because this will not be a principal investment strategy.

The revised disclosure is as follows:

“Normally, the Fund will invest at least 40% of its assets in securities from international markets, unless market conditions are not deemed favorable by the Fund, in which case the Fund may invest less than 40% of its assets in securities from international markets. International markets are recognized stock exchanges or over-the-counter markets outside of the United States on which securities of international companies trade (namely, companies organized under the laws of a country outside of the United States or having a principal office in a country outside of the United States). The Fund may invest in emerging market countries.”

        3.     The disclosure for the Leuthold Hedged Equity Fund references that the Fund may invest in derivative securities, but does not include a detailed discussion of such securities. Will derivative securities be a principal investment strategy? If yes, then please include a detailed discussion on such securities. The disclosure indicates that adjustments to the Fund’s portfolio to keep it invested in the types of groups desired may result in high portfolio turnover. Does the investment adviser expect the Fund to have high portfolio turnover? If yes, then please disclose this in the Prospectus. The disclosure indicates that from time to time the Fund may sell short index-related securities. What does this mean? Please clarify this disclosure in the Prospectus.

Response: The Fund will not invest in derivative securities as a principal investment strategy. So, the Fund has not revised the Prospectus to include a detailed discussion of derivative securities. The Fund does expect to have high portfolio turnover, and, as requested, has revised the disclosure, as provided below. With respect to the disclosure about selling short index-related securities, as requested, the Fund has revised this disclosure to clarify what it means, as provided below.

July 15, 2009

The revised disclosure is as follows:

“The Fund expects that such adjustments will result in high portfolio turnover.”

“From time to time the Fund may sell short index-related securities (for example, an exchange traded fund that tracks an index).”

        4.     With respect to the Leuthold Global Clean Technology Fund, please include a manager risk factor. Also, does the Fund expect sector risk or industry risk to be a principal risk? If yes, then please include such risk factors. The risk factor related to high portfolio turnover should be labeled “High Portfolio Turnover Risk.”

Response: As requested, the Fund has added a manager risk factor and has added a sector/industry risk factor, as provided below. With respect to the portfolio turnover risk factor, the Fund has deleted the risk factor because it does not expect to have high portfolio turnover. This is consistent with the existing disclosure where the Fund has noted that it “does not expect its portfolio turnover to exceed 100%.”

Also, the Fund has added a risk factor on emerging market securities.

The new risk factors are as follows:

“Manager Risk: The Fund is actively managed and its performance therefore will reflect in part the ability of the Fund’s portfolio managers to make investment decisions that are suited to achieving the Fund’s investment objective. The Fund could underperform other mutual funds with similar investment objectives.”

“Sector and Industry Risk: The Fund’s overall risk level will depend in part on the market sectors and industries in which the Fund is invested. The Fund may overweight or underweight certain companies, sectors or industries, which may cause the Fund’s performance to be more or less sensitive to developments affecting those companies, sectors or industries.”

“Emerging Market Securities Risk: The Fund may invest in foreign securities issued by companies located in developing or emerging countries. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; and possible repatriation of investment income and capital. Also, inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of emerging markets securities may include: greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.”

July 15, 2009

        5.     With respect to the Leuthold Hedged Equity Fund, please include a manager risk factor, a derivative securities risk factor, commodities risk factor and a smaller and medium capitalization companies risk factor. Revise the short sales risk factor to better explain the extent and magnitude of the risk and to indicate that fees and costs associated with short selling are part of the risk. Revise the foreign securities risk factor to conform to the foreign securities risk factor for the Leuthold Global Clean Technology Fund. Revise the quantitative investment approach risk factor to indicate some of the conditions under which this approach might underperform. Also, does the Fund expect sector risk or industry risk to be a principal risk? If yes, then please include such risk factors.

Response: As requested, the Fund has added a manager risk factor, a derivative securities risk factor, commodities risk factor and a smaller and medium capitalization companies risk factor, as provided below. Also, the Fund has revised the short sales risk factor, the foreign securities risk factor and the quantitative investment approach risk factor, as provided below. The Fund does not expect sector risk or industry risk to be a principal risk factor.

The new risk factors are as follows:

“Manager Risk: The Fund is actively managed and its performance therefore will reflect in part the ability of the Fund’s portfolio managers to make investment decisions that are suited to achieving the Fund’s investment objective. The Fund could underperform other mutual funds with similar investment objectives.”

“Derivatives Risk: A small investment in derivatives could have a potentially large impact on the Fund’s performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is a risk that changes in the value of a derivative held by the Fund will not correlate with the Fund’s other investments.”

“Commodities Risk: Commodity investments involve the risk of volatile market price fluctuation of commodities resulting from fluctuating demand, supply disruption, speculation and other factors.”

“Smaller and Medium Capitalization Companies Risk: The securities of smaller capitalization companies are generally riskier than larger capitalization companies since they don’t have the financial resources or the well established businesses of the larger companies. Generally, the share prices of stocks of smaller capitalization companies are more volatile than those of larger capitalization companies. The returns of stocks of smaller capitalization companies may vary, sometimes significantly, from the returns of the overall market. Smaller capitalization companies tend to perform poorly during times of economic stress. Finally, relative to large company stocks, the stocks of smaller capitalization companies may be thinly traded, and purchases and sales may result in higher transaction costs. The securities of medium capitalization companies generally trade in lower volumes than those of large capitalization companies and tend to be more volatile because mid-cap companies tend to be more susceptible to adverse business or economic events than larger more established companies.”

July 15, 2009

The revised risk factors are as follows:

“Short Sales Risk: The Fund may make short sales, which involves selling a security the Fund does not own in anticipation that the security’s price will decline. The Fund must borrow those securities to make delivery to the buyer. The Fund may not always be able to borrow a security it wants to sell short. The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls. It is possible that the Fund’s long positions will decline in value at the same time that the value of its short positions increase, thereby increasing potential losses to the Fund. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. The Fund’s investment performance will also suffer if it is required to close out a short position earlier than it had intended. This would occur if the securities lender required the Fund to deliver the securities the Fund borrowed at the commencement of the short sale and the Fund was unable to borrow such securities from other securities lenders. In addition, the Fund may be subject to expenses related to short sales that are not typically associated with investing in securities directly, such as costs of borrowing and margin account maintenance costs associated with the Fund’s open short positions. These expenses may negatively impact the performance of the Fund. Short positions introduce more risk to the Fund than long positions (purchases) because the maximum sustainable loss on a security purchased (held long) is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security. Therefore, in theory, securities sold short have unlimited risk.”

“Foreign Securities Risk: Some of the securities in which the Fund invests may be issued by foreign companies, either directly or through American Depository Receipts (“ADRs”). Investments in these securities, even though publicly traded in the United States, may involve risks which are in addition to those inherent in domestic investments. The securities of foreign issuers may be less liquid and more volatile than securities of comparable U.S. issuers. The costs associated with securities transactions are often higher in foreign countries than the U.S. The U.S. dollar value of foreign securities traded in foreign currencies (and any dividends and interest earned) held by the Fund or by mutual funds and exchange-traded funds in which the Fund invests may be affected favorably or unfavorably by changes in foreign currency exchange rates. An increase in the U.S. dollar relative to these other currencies will adversely affect the foreign securities of the Fund. Additionally, investments in foreign securities, even those publicly traded in the United States, may involve risks which are in addition to those inherent in domestic investments. Foreign companies may not be subject to the same regulatory requirements of U.S. companies, and as a consequence, there may be less publicly available information about such companies. Also foreign companies may not be subject to uniform accounting, auditing, and financial reporting standards and requirements comparable to those applicable to U.S. companies. Foreign governments and foreign economies can be less stable than the U.S. Government and the U.S. economy.”

July 15, 2009

“Quantitative Investment Approach Risk: The Fund utilizes a quantitative investment approach. While the Adviser continuously reviews and refines, if necessary, its investment approach, there may be market conditions where the quantitative investment approach performs poorly. For example, the investment approach is dependent upon adequate liquidity in the markets traded, and a diminution in the liquidity of the markets traded could impair the Fund’s performance. The investment approach is also dependent on historical relationships that may not always be true and may result in losses.”

        6.      Footnote 4 to the Expense Table discusses the expense limitation arrangements for the Funds. Please confirm that these arrangements are contractual and are in effect for at least 12 months. Revise the disclosure to expand upon the discussion of the investment adviser’s ability to recover waived fees in subsequent years.

Response: The expense limitation arrangements for the Funds are contained in the applicable investment advisory agreement and remain in effect until the investment advisory agreement is terminated. As requested, the Fund has revised the disclosure, as provided below.

The revised disclosure is as follows:

“The Adviser has agreed to waive its advisory fee to the extent necessary to insure that net expenses (excluding dividends on short positions and acquired fund fees and expenses) do not exceed 1.85% of the average daily net assets of the Leuthold Global Clean Technology Fund, and 2.20% of the average daily net assets of the Leuthold Hedged Equity Fund. If, in any of the three fiscal years following any fiscal year in which the Adviser has reimbursed a Fund for excess expenses, the Fund’s expenses are less than the expense limitation above, the Fund will repay to the Adviser the amount the Adviser reimbursed the Fund (in no event may a Fund’s expenses exceed the expense limitation above).”

Statement of Additional Information

        7.     The Statement of Additional Information indicates that the Funds may invest in commodities. Please indicate whether the Funds impose any limitation on their investments in commodities. Also, please indicate whether the Funds have filed for an exemption from being deemed a commodity pool operator under the Commodity Exchange Act.

Response: The Funds will not invest in commodities as a principal investment strategy, but have not imposed any specific limitation on their investments in commodities. If the Funds were to change their strategy to invest in commodities as a principal investment strategy, they would revise the Prospectus and Statement of Additional Information to reflect this fact and to indicate the parameters of such investments. The Funds have filed a claim for an exemption to not be deemed a commodity pool operator or a commodity pool under the Commodity Exchange Act, and will revise the Statement of Additional Information to reflect this fact.

*  *  *

July 15, 2009

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Enclosures

cc:	Roger Peters (w/ enclosures) Leuthold Funds, Inc.

Richard Teigen (w/ enclosures) Foley & Lardner LLP